UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT UNDER SECTION l5(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2007.

OR

   ( ) TRANSITIONAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For transition period from

Commission File Number:   1-12431

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

UNITY BANK EMPLOYEES’ SAVINGS
AND PROFIT SHARING PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UNITY BANCORP, INC.
64 OLD HIGHWAY 22 CLINTON, NJ 08809

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust

REQUIRED INFORMATION

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust

Report of Independent Registered
Public Accounting Firm

To the Board of Trustees
Unity Bank Employees’ Savings and Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, the Plan adopted Financial Accounting Standards (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” in 2006.  Therefore, the presentation of the 2007 and 2006 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

McGladrey & Pullen

June 26, 2008

Blue Bell, Pennsylvania

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

Assets:	2007	2006
Investments	$3,462,807	$3,360,138
Participant loans	121,017	160,827
Net assets available for benefits at fair value	3,583,824	3,520,965
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,857	-
Net assets available for benefits	$3,588,681	$3,520,965

See accompanying notes to financial statements.

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2007 and 2006

	2007	2006
Additions
Contributions
Employee contributions	$446,901	$464,606
Employer contributions, net of forfeitures	185,267	195,168
Total contributions	632,168	659,774

Investment income
Net appreciation (depreciation) in fair value of investments	(248,117)	312,343
Interest and dividends	35,575	31,635
Net investment income (loss)	(212,542)	343,978
Total additions	419,626	1,003,752

Deductions
Benefits paid to participants	(327,603)	(188,473)
Expenses	(24,307)	(19,951)
Total deductions	(351,910)	(208,424)
Net increase	67,716	795,328

Net assets available for benefits
Beginning	3,520,965	2,725,637
Ending	$3,588,681	$3,520,965

See accompanying notes to financial statements.

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2007 and 2006
(1)           Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust (the Plan) for employees of Unity Bank (the Bank) have been prepared on an accrual basis and present the net assets available for benefits and the changes in those net assets.

Administrative Expenses

Administrative expenses are paid by the Bank.

Investment Valuation and Income Recognition

The investments of the Plan are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The stock of Unity Bancorp, Inc. ("UNTY"), the parent corporation of the Bank, is valued at its quoted market price. Participant loans are valued at their outstanding balances, which approximate fair value.  The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The assets of the Plan are primarily financial instruments, which are monetary in nature. Accordingly, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual funds' objectives, stock market performance, interest rates, economic conditions, and world affairs.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Related-Party Transactions

Certain Plan investments are managed by The Bank of New York (BNY).  BNY is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

(2)           Description of Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a participant-directed, Federal income tax deferred defined contribution plan that was initiated in August of 2003 and is administered by the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Investment Options

The participant contributions and Employer matching contributions may be allocated to various investment funds, and/or the Unity Bank Stock Fund at the discretion of the participant, provided that all directed allocations be in whole percentages.

Benefits and Contributions

Eligible participants, as defined, include employees of the Bank who have attained the age of 21, are not resident aliens or collectively bargained employees. Eligible participants can begin making contributions after six months of employment. Participants are eligible to receive employer matching and discretionary contributions when they have completed six months of service, as defined. Benefits are determined based on accumulated participants' and employer's contributions and related investment earnings or losses on those contributions. The participant can contribute up to 75% of base compensation, as defined, subject to legal limitations. The employer’s contributions are equal to 100% of the participants' contributions, up to 3% of base compensation and 50% of the participant’s contributions for the next 2% of base compensation, as defined. The Bank may also make discretionary contributions. Each year the Bank's board of directors will determine if a discretionary contribution will be made to the Plan. Each participant's share of this contribution is based on the relationship his or her compensation bears to the total compensation of employees participating in the Plan. At the plan administrator's discretion, employees are entitled to contribute rollovers from other qualified plans. Any forfeited amounts reduce the employer's contributions to the Plan. At December 31, 2007, forfeited non-vested accounts amounted to $1,493. For the year ended December 31, 2007, $18,247 in forfeited non-vested accounts reduced the employer’s contributions to the Plan.

Vesting

All participants are fully vested in their voluntary contributions and related investment earnings or losses. Beginning on January 1, 2006 Unity Bank’s 401(k) plan became a “Safe Harbor Plan” which means employer matching contributions made from that date forward are automatically vested.  Employer matching contributions made prior to January 1, 2006 are 100% vested after completing six years of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Funding

Employee contributions are funded through biweekly payroll deductions, and employer matching is funded each pay period.

Payment of Benefits

Upon normal retirement at age 65 or termination of employment, a participant may elect to receive a lump-sum amount equal to his or her vested account balance at termination date, various annuity options, or, by agreement with the plan administrator, a lump-sum payment at any date prior to the April 1 following the taxable year he or she attains, or would have attained, age 59-1/2. The benefit to which a participant is entitled is the benefit which can be provided from the participant's vested account balance.

(3)           Loan Policy

Employees participating in the Plan are eligible to receive loans from the Plan. Loans that are granted to the participant are subject to the following conditions:

The minimum amount of any loan shall have a minimum term of 12 months. The maximum loan amount is determined under federal tax and pension laws. Borrowings are from the vested portion of accounts in any amount between $1,000 and $50,000, reduced by the highest outstanding loan balance within the prior 12 months.

The interest rates on loans are at reasonable rates of interest based on interest rates that institutions in the business of making loans would charge under similar circumstances.  The loans are secured by the balance in the participant’s account.  Loans are repaid (principal and interest) and added back to the participant account balances generally through regular after-tax payroll deductions.

(4)           Plan Termination

Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will fully vest and receive the value of their accounts as a lump-sum distribution.

(5)           Tax Status

The Plan adopted a volume submitter plan in August 2003, intended to meet the form requirements of Internal Revenue Code Section 401(a).  The employer has not applied for a determination letter.  Plan management believes that that the Plan is currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

(6)	Investments

For the years ended December 31, 2007 and 2006, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2007	2006
Mutual funds	$132,586	$212,838
Common stock	(380,703)	99,505
Total	$(248,117)	$312,343

The following table represents the fair value of individual investments, which exceed 5% of the Plan’s net assets as of December 31, 2007 and 2006:

	2007	2006
Unity Bancorp, Inc. Stock Fund	$627,158	$1,017,336
SSA-Midcap 400	450,668	362,345
SSA-Equity Index/S&P 500	445,693	405,870
SSA-S&P 500 Growth	282,145	242,434
SSA-S&P 500/Value	224,369	178,078
SSA-Moderate Strategic Balanced	222,229	207,835
SSA-Government Money Market	210,430	-
SSA-Russell 2000	199,760	181,113
SSA-EAFE Index Fund	190,140	-

(7)	New Accounting Pronouncements

In September 2006, Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), was issued and is effective for fiscal years beginning after November 15, 2007.  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  Management is currently evaluating the impact, if any the adoption of SFAS 157 will have on the financial statements.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the Plan’s financial statements to the Form 5500:

	As of December 31,
	2007	2006
Net assets available for benefits per the financial statements	$3,588,681	$3,520,965
Less: Adjustment from contract value to fair value	(4,857)	-
Net assets available for benefits per Form 5500	$3,583,824	$3,520,965

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year)
December 31, 2007

	Shares	Current Value
Unity Bancorp, Inc. Stock Fund *	74,510	$627,158
SSA-Midcap 400	14,809	450,668
SSA-Equity Index/S&P 500	1,571	445,693
SSA-S&P 500 Growth	22,664	282,145
SSA-S&P 500/Value	17,741	224,369
SSA-Moderate Strategic Balanced	15,226	222,229
SSA-Government Money Market	210,430	210,430
SSA-Russell 2000	7,918	199,760
SSA-EAFE Index Fund	8,046	190,140
Pentegra Stable Value Fund	12,982	142,836
SSA-Aggressive Strategic Balanced	10,542	139,414
SSA-Passive Long Treasury Fund	11,656	135,659
SSA-NASDAQ 100 Index Fund	4,542	58,623
SSA-Conservative Strategic Balanced	3,673	57,908
SSA-US Real Estate Investment Fund	1,507	40,668
SSGA Aggregate Bond	594	10,953
Loans to Participants (Range of interest rates charged 5.00% to 9.25%)*	121,017	121,017
Collective Short Term Investment Funds	24,005	24,005
		$3,583,824

                * A party-in-interest as defined by ERISA

SIGNATURE OF PLAN ADMINISTRATOR

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Unity Bank
Dated: June 26, 2008

By:

Alan Bedner

--------------------------

Alan Bedner
Plan Administrator
EVP and CFO